

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

AVROBIO, Inc.
One Broadway
14th Floor
Cambridge, MA 02142

Re: AVROBIO, Inc.
Registration Statement on Form S-4, as amended
Exhibit Nos. 10.9, 10.10, and 10.35
Filed April 29, 2024
File No. 333-277048

Dear Erik Ostrowski:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences